Exhibit 99(n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated January 28, 2022, and each included in this Registration Statement (Form N-2) of AIP Alternative Lending Fund A (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated November 29, 2021, with respect to the consolidated financial statements and financial highlights of AIP Alternative Lending Fund A included in the Annual Report to Shareholders (Form N-CSR) for the year ended September 30, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

January 28, 2022